SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)

NEW CONCEPT ENERGY, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

643611-10-6

(CUSIP Number)

Steven C. Metzger
3626 N. Hall Street, Suite 800
Dallas, Texas 75219
214-740-5030
214-523-3838 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

March 2, 2012

1Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [  ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 643611-10-6

1		name of reporting person Arcadian Energy, Inc. (formerly International Health Products, Inc.)
2	check the appropriate box if a member of a group*	(A) (B)
3		sec use only
4		source of funds* WC/OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization U.S.
number of shares beneficially owned by each reporting person with	7	sole voting power 127,968
	8	shared voting power -0-
	9	sole dispositive power 127,968
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 868,398
12		check box if the aggregate amount in row (11) excludes certain shares* ☐
13		percent of class represented by amount in row (11) 44.6%
14		type of reporting person* CO

CUSIP No. 643611-10-6

1		name of reporting person TacCo Financial, Inc.
2	check the appropriate box if a member of a group*	(A) (B)
3		sec use only
4		source of funds* WC/OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Nevada.
number of shares beneficially owned by each reporting person with	7	sole voting power 500
	8	shared voting power -0-
	9	sole dispositive power 500
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 500
12		check box if the aggregate amount in row (11) excludes certain shares* ☐
13		percent of class represented by amount in row (11) .03%
14		type of reporting person* CO

CUSIP No. 643611-10-6

1		name of reporting person URC Energy LLC
2	check the appropriate box if a member of a group*	(A) (B)
3		sec use only
4		source of funds* AF/OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Nevada
number of shares beneficially owned by each reporting person with	7	sole voting power 740,430
	8	shared voting power -0-
	9	sole dispositive power 740,430
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 740,430
12		check box if the aggregate amount in row (11) excludes certain shares* ☐
13		percent of class represented by amount in row (11) 38.03%
14		type of reporting person* OO

CUSIP No. 643611-10-6

1		name of reporting person West Go Green, LLC
2	check the appropriate box if a member of a group*	(A) (B)
3		sec use only
4		source of funds* AF/OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Nevada
number of shares beneficially owned by each reporting person with	7	sole voting power -0-
	8	shared voting power -0-
	9	sole dispositive power -0-
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person -0-
12		check box if the aggregate amount in row (11) excludes certain shares* ☐
13		percent of class represented by amount in row (11) 0%
14		type of reporting person* OO

Item 1.  Security and Issuer

This Amendment No. 20 to Statement on Schedule 13D (this “Amendment No. 20”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of New Concept Energy, Inc. (formerly CabelTel International Corporation), a Nevada corporation (the “Company” or the “Issuer” or “GBR”), and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 19 to Statement on Schedule 13D (collectively the “Amended Statement”) filed by the “Reporting Persons” described below.  Since August 28, 2011, the principal executive offices of the Issuer are located at 1603 LBJ Freeway, Suite 300, Dallas, Texas 75234.  The CUSIP number of the Shares is 643611-10-6.  The Shares are currently listed and traded on the American Stock Exchange LLC.

This Amendment No. 20 is being filed to reflect the disposition by a brokerage firm for a pledgee of Shares of one of the “Reporting Persons” of a total of 9,040 Shares (0.46%).  Item 5 below.

Item 2.  Identity and Background

Item 2 of the Amended Statement is further amended by restating the first portion of such item as follows:

(a)-(c) and (f).  This Amendment No. 20 is being filed on behalf of Arcadian Energy, Inc. (formerly International Health Products, Inc.), a Nevada corporation (“AEI”), TacCo Financial, Inc. (formerly Institutional Capital Corporation), a Nevada corporation (“TFI”), URC Energy LLC, a Nevada limited liability company (“URCELLC”), the sole member of which is AEI, and West Go Green LLC, a Nevada limited liability company (“WGGLLC”), the sole member of which is AEI.  AEI, TFI, URCELLC and WGGLLC are collectively referred to as the “Reporting Persons.”  The Reporting Persons may be deemed to constitute a “Person” within the meaning of Section 13d of the Securities Exchange Act of 1934, as amended.  AEI is owned by a trust established for the benefit of the wife and children of Gene E. Phillips (the “Martin Trust”).  URCELLC’s sole and managing member is AEI.  WGGLLC’s sole and managing member is AEI.  AEI is managed by Craig E. Landess who also manages other private entities owned by Mr. Phillips or his family trusts.  Mr. Landess consults on a regular basis with Mr. Phillips regarding investments in marketable securities by AEI.  TFI’s day-to-day operations are managed by the same personnel who manage AEI’s day-to-day operations and other private companies owned by Gene E. Phillips or his family trusts. Since August 28, 2011, the principal office of each of the Reporting Persons is located at 2010 Valley View Lane, Suite 250, Dallas, Texas 75234.

Item 5.  Interest in Securities of the Issuer

(a)           According to the latest information available as of December 31, 2011, the total number of issued and outstanding Shares is believed to be 1,946,935 Shares, and each of the Reporting Persons own and hold directly the following Shares as of December 31, 2011:

Name	No. of Shares Owned Directly	Approximate Percent of Class
AEI	127,968	6.57%
TFI*	500	0.03%
URCELLC	740,430	38.03%
WGGLLC	-0-	-0-
TOTAL	868,898	44.63%

*   TFI also holds exercisable rights under a Stock Option Agreement dated December 16, 2003 covering the right to purchase 40,000 Shares at $2.60 per Share.

Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of TFI may be deemed to beneficially own the Shares held directly by TFI; each of the directors of AEI may be deemed to beneficially own any Shares held by WGGLLC, URCELLC and AEI.  Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of class, as well as the relationship, are set forth in the following table as of March 2, 2012:

Name of Director or Manager	Entity	No. of Shares Beneficially Owned	Approximate Percent of Class
Ted P. Stokely	TFI	500	0.03%
Craig E. Landess	AEI, URCELLC and WGGLLC	868,398	44.63%
Christine A. Morin	AEI, URCELLC and WGGLLC	868,398	44.63%
Total Shares beneficially owned by Reporting Persons and individuals listed above:		868,898	44.63%

(b)            Each of the directors of TFI share voting and dispositive power over the 500 Shares held directly by TFI.  Craig E. Landess and Christina Morin, the two directors of AEI have voting and dispositive power over the 740,430 Shares held directly by URCELLC and over the 127,968 Shares held by AEI.

(c)           During the sixty calendar days ended March 2, 2012, the Reporting Persons and their executive officers and directors did not engage in any transaction in the Shares or any other equity interest derivative thereof.  Between August 31, 2011 and November 29, 2011, Metropolitan National Bank (Arkansas) which holds a number of Shares owned by URCELLC pursuant to an accommodation pledge sold into the market an aggregate of 9,040 Shares at prices ranging from $1.98 per Share to $2.25 per Share.

(d)           No person other than the Reporting Persons or members of their respective Boards of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares of GBR held by any of the Reporting Persons, except Metropolitan National Bank as to 340,430 Shares held as of March 2, 2012 pursuant to an accommodation pledge of such Shares.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby further amended by adding the following at the end of current Item 6 in place of the next-last and second-last paragraphs thereof.

Of the Shares owned by AEI, a total of 118,000 Shares are now held in a brokerage account and may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements which are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operating of any of which  should not give any person immediate voting power or investment power over such securities.  Such arrangements exist with the Shares and other securities held in such account and it is impracticable at any time to determine the amounts, if any, with respect to such Shares and interest cost under such arrangements vary with applicable costs and account balances.

On January 15, 2010, effective December 31, 2009, WGGLLC sold and transferred 100,000 Shares of GBR to GO Green Fuel N.A., LP at a price of $6.90 per Share pursuant to a Securities Transfer Agreement effective December 31, 2009 (the “Agreement”).  Pursuant to the Agreement, all of the 100,000 Shares of GBR Common Stock purchased by GO Green Fuel N.A., LP under the Agreement are subject to WGGLLC’s “Repurchase Option” for a period of three calendar years from the date of the Agreement expiring on December 31, 2012 pursuant to which WGGLLC has an irrevocable exclusive option to repurchase all or any portion of the 100,000 Shares of GBR Common Stock sold to Go Green Fuel N.A., LP pursuant to the Agreement at the original purchase price per Share of $6.90 per Share.  Such Repurchase Option may be exercised by WGGLLC or its assignee by written notice to Go Green Fuel N.A., LP and at WGGLLC or its assignee’s option by delivery to Go Green Fuel N.A., LP with such notice of a check in the amount of the purchase price for the number of shares being repurchased.  The Repurchase Option may be assigned and transferred by WGGLLC to any of its members or “affiliates” (defined to be an entity controlled by or under common control with WGGLLC) and notice of any such assignment and transfer of the Repurchase Option shall be given to Go Green Fuel N.A., LP at least two calendar days prior to the date of exercise of the Repurchase Option.

On March 11, 2011, URCELLC executed an accommodation pledge of 300,000 Shares (later increased) to Metropolitan Bank, an Arkansas state banking association as collateral for indebtedness of Prime Income Asset Management, LLC (“Prime”).  Such bank liquidated 35,930 Shares prior to June 30, 2011, 29,800 Shares prior to July 31, 2011, 84,800 and between August 31, 2011 and November 29, 2011, such Bank liquidated 9,040 shares as described in Item 5c above.  At March 2, 2012, a total of 340,430 Shares owned by URCELLC remained subject to such accommodation pledge.  URCELLC understands that any proceeds received by such bank from such liquidations will either be applied in reduction of the Prime debt or held as additional collateral.

Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships, legal or otherwise, with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of the respective knowledge or belief, the undersigned certify that the information set forth in This Amendment No. 20 to Schedule 13D is true, complete and correct.

Dated: March 5, 2012

ARCADIAN ENERGY, INC.

By: /s/ Craig E. Landess
Craig E. Landess, President

TACCO FINANCIAL, INC.

By: /s/ Craig E. Landess
Craig E. Landess, Secretary

URC ENERGY LLC

By: /s/ Craig E. Landess
Craig E. Landess, President

WEST GO GREEN LLC

By: /s/ Craig E. Landess
Craig E. Landess, Manager